EXHIBIT 99.1

Qiao Xing Universal Telephone Inc. to Market Wuxiangtong
Phones with Mobile Network Operator

Huizhou, China —May 5, 2003—Qiao Xing Universal Telephone Inc. (NSADAQ: XING), the second largest telephone manufacturer in China, today announced the cooperation with the Beijing Branch of China Unicom (“BBCU”) to market its self-developed Wuxiangtong phones. BBCU intends to purchase up to 80,000 pieces of such phones and had signed an initial purchase order for 5,000 pieces on May 3, 2003. China Unicom is the second largest mobile network operator in China and is listed on the New York Stock Exchange (NYSE: CHU).

Wuxiangtong phones are cordless phones that employ the GSM core technology with the look and functions of an ordinary press-key phone. With its wireless connection to the GSM network, the user can freely move about when conversing. Therefore, such phones would be most suitable for use as mobile public phones, for outdoor users and land commuters and for those corporate, government and residential users in the remote parts of the rural areas, where communication via fixed optical fiber lines would be very costly.

Mr. Ruilin Wu, Chairman of XING, said, “Our Wuxiangtong phones are poised to bring new opportunities to the mobile network operators. At the same time they are bringing value-added service to their customers, they can enjoy a better deployment of their corporate resources as there would be a higher utilization rate of their GSM network. The better reception of the Wuxiangtong phone over that of the Xiaolingtong phones (personal access system) offered by China Telecom would give other mobile network operators an edge to compete with China Telecom in that particular segment of the market. To the users, they would have another option for easy and affordable communication. The phones would be priced at a similar range to that of the lower-end mobile phones and that air-time would be charged only one way.”

“For us, the Wuxiangtong phones could mean more business and return. Although there are a few other manufacturers capable of developing similar products, mobile phones operators would prefer to cooperate with us because of our competitiveness in terms of technology know-how and cost efficiency and our track record as one of the largest and most reliable manufacturers in the industry. Apart from the Beijing area, we are also in discussion with mobile network operators in Heilongjiang, Hainan, Zhejiang and Sichuan for the joint marketing of such phones in those regions.” Mr. Wu added.

“At Qiao Xing, we place great importance to innovations and are always on the alert for the changes in the market and to turn them into business opportunities. With our solid research and development capability, we can come up with the right products of quality to satisfy the market demands and hence create values for our shareholders.” Mr. Wu concluded.

About Qiao Xing Universal Telephone Inc.

In August 1995, Qiao Xing became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The

Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing acquired a 65% interest in CEC Telecom Ltd., one of the eleven manufacturers who have licenses to manufacture and sell both GSM and CDMA mobile phones in China. CEC Telecom Ltd. has been expanding at a tremendous pace. During 2002, it sold more than 800,000 pieces of 12 different models of mobile phones, versus only 60,000 pieces and only 4 models in 2001, while a sale of 3.5 million pieces has been targeted for 2003. At the same time, it has also successfully established a network of over 160 wholesale distributors to sell the CECT branded mobile phones in 27 provinces and municipalities throughout China.

Forward-Looking Statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source

Qiao Xing Universal Telephone Inc.

Contacts

Qiao Xing Universal Telephone Inc.
rickxiao@qiaoxing.com
86752-2820268

Stanford Capital International Ltd.
km@stock-update.com
852-25980281